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April 14, 2023	KEVIN F. CAHILL kevin.cahill@dechert.com +1 949 442 6051 Direct +1 949 681 8646 Fax

VIA EDGAR

Mr. Ryan Sutcliffe

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:         Source Capital, Inc. (File Nos. 333-232727 and 811-01731) (the “Registrant”)

Dear Mr. Sutcliffe:

This letter responds to comments of the U.S. Securities and Exchange Commission (“SEC”) staff (“Staff”), provided to me and Mary Anne Morgan on April 10, 2023, in relation to the staff’s review of the Registrant’s preliminary proxy statement filed on Schedule 14A by the Registrant on March 31, 2023 (Accession No. 0001104659-23-040060). On behalf of the Registrant, we have reproduced your comments below and provided the Registrant’s responses immediately thereafter.

1.	Comment: Please provide a legal analysis as to why the Registrant is not filing an information statement under Form N-14. Please indicate which no-action letters the Registrant is relying upon in order not to file under Form N-14.

Response:        Given the structure and nature of the proposed merger, the Registrant believes that Proposal 2 does not amount to a new “investment decision” by shareholders. Based on the advice of Delaware counsel, the Registrant understands and believes that the proposed merger follows a settled legal procedure under the Delaware General Corporation Law (the “DGCL”) for amending its certificate of incorporation (the “Charter”). More specifically:

•	Under Section 251 of the DGCL, a corporate charter (such as the Charter) can be amended by operation of a merger approved and effected as follows: a merger agreement providing for the merger and any charter amendment is approved by the Board and holders of a majority of the stock of each corporation that is a constituent to the merger, with the merger and any such amendments effected by the filing of a certificate of merger (the “Merger Amendment Process”).

April 14, 2023 Page 2

Even where a corporation’s charter includes a provision that requires a supermajority vote to be amended, the Delaware courts have generally interpreted such provisions as only applying to amendments effected through a separate provision of the DGCL for amending a corporate charter.1 The Registrant believes that the merger proposed in Proposal 2 complies with the Merger Amendment Process and thus requires the affirmative vote of the holders of a majority of the Registrant’s outstanding stock to be approved.

The Registrant’s wholly owned subsidiary was created for the sole purpose of amending the Registrant’s Charter pursuant to the Merger Amendment Process; the subsidiary holds only a de minimis amount of cash and no investment positions. Thus, the proposed merger does not present the Registrant’s stockholders with a new investment decision. Accordingly, the Registrant believes that the Merger Amendment Process of Proposal 2 is not a transaction subject to the registration requirements of the 1933 Act under Rule 145(a) and that Schedule 14A represents the appropriate form and process for seeking shareholder approval of the Proposal. The merger transaction is in form and substance analogous to conversions or reorganizations into different organizational forms, for which funds have sought shareholder approval on Schedule 14A in the past.

2.	Comment: Please explain how Proposal 2 does not run afoul of the applicable requirements related to unbundling. The Staff observes that the Registrant’s Board is asking shareholders to approve a merger of the Registrant with a subsidiary and to change the Registrant’s charter.

Response:        As discussed above, based on the advice of Delaware counsel, the Registrant is proposing to amend its Charter under the provisions of Section 251 of the DGCL. The Merger Amendment Process is a single process, the sole purpose and effect of which is to amend the Registrant’s Charter. Thus, the Registrant believes that the merger with the subsidiary and the amendment to the Charter are inextricably intertwined and comprise a single, unitary matter to be considered by the Registrant’s stockholders. The Registrant believes that the proposed amendment to the Charter to remove the Supermajority Provision is in the best interests of stockholders and will make it easier for the Registrant to take certain actions which may be beneficial to shareholders. Such actions could include reorganizing into a form of organization more commonly used and understood by the market, such as a Delaware statutory trust.

1 See Benchmark Capital Partners IV, L.P. v. Vague, 2002 WL 1732423 (Del. Ch. July 15, 2002); see generally Warner Communications Inc. v. Chris-Craft Industries, Inc., 583 A.2d 962 (Del. 1989). Under Section 242 of the DGCL, a corporate charter can be amended with the approval of the Board and holders of a majority of the outstanding shares of the corporation’s capital stock in each case obtained in accordance with Section 242, with such an amendment effected by the filing of a certificate of amendment.

April 14, 2023 Page 3

3.	Comment: Please provide a legal analysis regarding the permissibility of removing a charter voting provision by a voting threshold that is lower than the charter contemplates.

Response:          As discussed above, Delaware counsel has advised the Registrant that the Merger Amendment Process under Section 251 of the DGCL is a settled legal procedure for amending the Charter by approval of the holders of a majority of the Registrant’s stock.

4.	Comment: Please add any risks shareholders should be aware of associated with legal interpretations regarding Proposal 2. For example, consider adding a discussion of litigation risk.

Response:          The Registrant has added the following language:

“Amendments to charters, such as the one contemplated in Proposal 2, are subject to litigation risk. For example, stockholders of the Company could bring an action to reverse or delay the implementation of Proposal 2. The Registrant does not presently have any reason to believe that such an action will be brought in connection with Proposal 2.”

5.	Comment: Under the section titled “Quorum; Required Vote on Proposals 1 and 2,” please review and consider whether revisions are necessary to the sentence that states “Broker non-votes, if any, will have no effect on Proposal 1.”

Response:        The Registrant notes that the current language with respect to Proposal 1 is correct. With respect to Proposal 2, the Registrant has added the following sentence:

“Broker non-votes will count as a vote “against” Proposal 2 because approval requires an absolute percentage of affirmative votes.”

April 14, 2023 Page 4

6.	Comment: Please disclose how the adjournment process will work in the event less than a quorum is present at the shareholder meeting.

Response:         The Registrant has amended the disclosure in the section titled “Quorum; Adjournment” as follows:

“If a quorum is not present at the Meeting or if a quorum is present at the Meeting but sufficient votes in favor of the Proposal are not received, the Meeting may be adjourned to permit further solicitation of proxies. The affirmative vote of the outstanding shares of the Company represented in person or by proxy at the Meeting will be sufficient for an adjournment without notice other than announcement at the Meeting, until a quorum shall be present or represented. An abstention will have the same effect as a vote against Proposal 3; a broker non-vote will have no effect on Proposal 3. An adjournment may be held within 30 days after the date set for the Meeting without the necessity of further notice. Any business that might have been transacted at the Meeting may be transacted at any such adjourned session(s) at which a quorum is present.”

7.	Comment: Under the section titled “IMPORTANT INFORMATION,” please review and consider whether revisions are necessary to the sentence that states “Please do not return your Proxy Card if you vote by telephone or Internet.”

Response:         The Registrant has revised the sentence to read as follows:

“~~Please do not~~You do not need to return your Proxy Card if you vote by telephone or Internet.”

8.	Comment: With respect to Mr. Lipson and Mr. Osborne, please indicate whether Item 22(b)(17) is applicable.

Response:        The Registrant does not believe that Item 22(b)(17) is applicable because Mr. Lipson and Mr. Osborne are retiring. The Registrant has revised the disclosure to read as follows:

“Mr. Lipson and Mr. Osborne have indicated their intention to ~~resign~~retire from the Board in 2023.”

April 14, 2023 Page 5

9.	Comment: Please confirm whether Mr. Lipson and Mr. Osborne have officially resigned. If not, please explain why their information is not required to be included in the information table on page 3, the compensation table on page 6 and the share ownership table on page 6 in accordance with Schedule 14A Item 22(b)(1).

Response:          The Registrant notes that Mr. Lipson and Mr. Osborne will retire immediately after the shareholder meeting on June 1, 2023. The Registrant has amended the disclosure to include the following information:

Name, Address(1) and Year of Birth	Position(s) Held with the Trust	Year First Elected as Director of the Trust	Principal Occupation(s) During the Past Five Years	Number of FPA Funds Overseen by Director	Other Directorships Held by Director During the Past Five Years
Independent Directors

Mark L. Lipson*, 1949	Director & Chairperson	2015	Managing Member, ML2 Advisors, LLC (since 2014). Formerly Managing Director, Bessemer Trust (2007-2014) and US Trust (2003-2006); Chairman and CEO of the Northstar Mutual Funds (1993-2001); and President and CEO of the National Mutual Funds (1988-1993). Director/Trustee of each FPA Fund (Bragg Capital Trust since 2020).	7	None
Alfred E. Osborne*, Jr., 1944	Director	2013	Formerly UCLA professor, retired effective July 2022. Dr. Osborne served at UCLA’s John E. Anderson School of Management in several capacities for 50 years. He was formerly Senior Associate Dean, (July 2003-June 2022), Interim Dean (July 2018-June 2019), Professor (July 1972-June 2022) and Faculty Director, Price Center for Entrepreneurship and Innovation (July 1984-June 2022). Director/Trustee of each FPA Fund (Bragg Capital Trust since 2020).	7	Kaiser Aluminum, Wedbush Capital and Waverley Capital Acquisition Corporation

* Mr. Lipson and Mr. Osborne will retire immediately after the Meeting.

April 14, 2023 Page 6

Name	Dollar Range of Company Shares Owned	Aggregate Dollar Ranges of Shares Owned in all FPA Funds Overseen by Director
Independent Directors
Mark L. Lipson**	Over $100,000	Over $100,000
Alfred E. Osborne, Jr.**	$50,000 - $100,000	Over $100,000

** Mr. Lipson and Mr. Osborne will retire immediately after the Meeting.

Name	Aggregate Compensation from the Company(1)	Total Compensation from All FPA Funds(1)
Independent Directors
Mark L. Lipson*	$29,600	$261,500
Alfred E. Osborne, Jr.*	$27,200	$237,500

* Mr. Lipson and Mr. Osborne will retire immediately after the Meeting.

10.	Comment: Please confirm each Director’s term of office or whether it is indefinite.

Response:        The Registrant has amended the “Background” section of Proposal 1 to read as follows:

“Each current Director will hold office until his or her successor is duly elected and qualified, and each Nominee, if elected, will hold office until his or her successor are duly elected and qualified.”

11.	Comment: Under the section titled “Principal Occupation During the Past Five Years and Other Affiliations” of the table on page 3, please confirm whether Mr. Goldrich’s information is current and in compliance with the five-year look-back period required by Schedule 14A Item 22(b)(1). If not, please update accordingly.

Response:        The Registrant has amended Mr. Goldrich’s information to read as follows:

“Senior Vice President for Strategic Initiatives of CMW Strategies LLC (since 2022). Former President/CFO of the Leon Levy Foundation (2015-~~since~~ 2022).”

April 14, 2023 Page 7

12.	Comment: Under the section titled “The Board and Its Leadership Structure,” please discuss any plans to replace Mr. Lipson as Chairman.

Response:        The Registrant has amended its disclosure as follows:

“The Board periodically reviews its leadership structure, including the role of the Chairman. The Board also conducts an annual self-assessment during which it reviews its leadership and Committee structure and considers whether its structure remains appropriate in light of the Company’s current operations, among other matters. The Board believes that its leadership structure, including the current percentage of the Board who are Independent Directors, is appropriate given its specific characteristics. Once the Nominees are elected by shareholders, the Board will elect a new Chairman.”

13.	Comment: Under the section titled “The Board and Its Leadership Structure,” please note that the percentage of independent directors of the board will be lower than the current percentage as a result of this election.

Response:        The Registrant has added the following disclosure:

“The Board has general oversight responsibility with respect to the Company’s business and affairs. Although the Board has delegated day-to-day management to the Adviser, all Company operations are overseen by the Company’s Board, which meets at least quarterly. The Board is currently composed of five directors, four of whom are Independent Directors: Sandra Brown, Robert F. Goldrich, Mark L. Lipson, Alfred E. Osborne, and J. Richard Atwood (Interested Director). If the Nominees in Proposal 1 are elected, the number of Independent Directors will change from four to three out of five Directors. The Board holds executive sessions (with and without partners and/or employees of the Adviser) in connection with its regularly scheduled Board meetings. The Audit Committee and the Nominating and Governance Committee of the Board meets quarterly at regularly scheduled meetings. The Independent Directors have retained “independent legal counsel,” as that term is defined in the rules under the 1940 Act.”

April 14, 2023 Page 8

14.	Comment: Under the section titled “Purpose and Specific Effects of the Merger,” please clarify that the removal of the Supermajority Provision will affect the voting rights of shareholders for approving certain future actions taken by the Registrant.

Response:        The Registrant has amended the disclosure in this section to read as follows:

“The sole purpose of the Merger is to effect the deletion of the Supermajority Provision from the Charter. Approval of Proposal 2, which would result in the removal of the Supermajority Provision, would result in a lower voting threshold of a simple majority for stockholders approving certain stockholder proposals in the future. The Merger will not otherwise affect any rights of the stockholders of the Company and will have no material negative tax, accounting or other consequences to the Company or its stockholders. No consideration is being offered to the stockholders of the Company in connection with the Merger.”

15.	Comment: Under the section titled “Reasons For Deletion of the Supermajority Provision,” please supplementally explain whether all preferred shares have converted to common shares and why there is only one class of stock of the Registrant.

Response:          The Registrant confirms that all preferred shares have been redeemed, and as a result the Registrant has only one class of stock.

16.	Comment: Under the section titled “Reasons For Deletion of the Supermajority Provision,” please clarify both the pros and cons of having a Supermajority Provision, ensuring that the disclosure is fair and balanced.

Response:         The Registrant has amended the second paragraph of the section to read as follows:

“The Board has carefully considered the Supermajority Provision, including in light of evolving standards of corporate governance which often support simple majority voting requirements. In particular, supermajority voting requirements permit a minority of stockholders to halt a transaction even if that transaction is supported by holders of a majority of a company’s shares. Such a provision can be a helpful mechanism to ensure that a large majority of shareholders agree with a proposed transaction. It can also be helpful in cases where there are multiple shares of stock with competing interests. However~~Further~~, the Company currently only has a single class of stock currently outstanding (Common Stock), rather than the two classes that existed when the Supermajority Provision was adopted. Thus, the protection previously provided by the Supermajority Provision against amendments approved by a majority that included stockholders with different interests is no longer meaningful. In addition, supermajority voting requirements permit a minority of stockholders to halt a transaction even if that transaction is supported by holders of a majority of a company’s shares. Elimination of the Supermajority Provision will provide the Board and stockholders with additional flexibility to consider strategic alternatives to the Company’s current structure in the future.”

April 14, 2023 Page 9

17.	Comment: Under the section titled “Reasons For Deletion of the Supermajority Provision,” the Registrant states that it has no present intent to effect any of the types of transactions to which the Supermajority Provision applies. Please supplementally confirm that the Registrant does not have any present intent to effect any of the types of transactions to which the Supermajority Provision applies.

Response:          Proposal 2 will result in a lower stockholder vote threshold for approving certain transactions. While Management continues to research and evaluate taking certain future actions such as those noted in the response to Comment #2 above should this provision be approved by shareholders, the Registrant confirms that it has not received or approved any proposals to effect such transactions. However, should such a proposal be considered in the future, it would be subject to approval by the Registrant’s Board of Directors and a majority of its stockholders.

*      *      *

Should you have any questions or comments, please contact the undersigned at 949.442.6051.

Sincerely,

/s/ Kevin Cahill

Kevin Cahill
KFC